Exhibit 99.1

AKARI THERAPEUTICS, PLC

Quarterly Report For the Period Ended June 30, 2018

TABLE OF CONTENTS

Condensed Consolidated Financial Statements

1

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2018 and December 31, 2017

(in U.S. Dollars, except share data)

	June 30, 2018	December 31, 2017
	(Unaudited)
Assets

Current Assets:
Cash	$15,069,942	$28,106,671
Prepaid expenses and other current assets	1,453,331	706,415
Total Current Assets	16,523,273	28,813,086

Restricted cash	521,408	142,235
Property and equipment, net	38,698	55,898
Patent acquisition costs, net	36,167	39,124
Total Assets	$17,119,546	$29,050,343

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	$2,001,802	$1,971,161
Accrued expenses	3,989,429	4,795,873
Liabilities related to options and warrants	2,288,361	5,081,335
Total Current Liabilities	8,279,592	11,848,369

Other long-term liability	213,204	48,003
Total liabilities	8,492,796	11,896,372

Commitments and Contingencies

Shareholders’ Equity:
Share capital of GBP .01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 1,525,693,393 at June 30, 2018 and December 31, 2017, respectively	22,927,534	22,927,534
Additional paid-in capital	105,627,489	104,799,550
Accumulated other comprehensive loss	(230,635)	(236,246)
Accumulated deficit	(119,697,638)	(110,336,867)
Total Shareholders’ Equity	8,626,750	17,153,971
Total Liabilities and Shareholders’ Equity	$17,119,546	$29,050,343

See notes to condensed consolidated financial statements.

2

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three and Six Months Ended June 30, 2018 and June 30, 2017

(in U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Operating Expenses:
Research and development costs	$5,120,840	$3,782,185	$6,129,228	$9,784,884
General and administrative expenses	2,858,065	3,566,952	6,155,038	5,847,442
Total Operating Expenses	7,978,905	7,349,137	12,284,266	15,632,326
Loss from Operations	(7,978,905)	(7,349,137)	(12,284,266)	(15,632,326)

Other Income (Expense):
Interest income	67,436	38,564	132,073	77,451
Changes in fair value of option and warrant liabilities – (loss) gain	(152,557)	6,999,529	2,792,974	2,667,788
Foreign currency exchange gain (loss)	47,421	(6,293)	6,446	(13,052)
Other expenses	(5,591)	(2,679)	(7,998)	(4,388)
Total Other Income (Expense)	(43,291)	7,029,121	2,923,495	2,727,799

Net Loss	(8,022,196)	(320,016)	(9,360,771)	(12,904,527)

Other Comprehensive Loss:
Foreign Currency Translation Adjustment	(27,188)	(48,577)	5,611	(93,730)

Comprehensive Loss	$(8,049,384)	$(368,593)	$(9,355,160)	$(12,998,257)

Loss per common share (basic and diluted)	$(0.01)	$(0.00)	$(0.01)	$(0.01)

Weighted average common shares (basic and diluted)	1,525,693,393	1,177,693,383	1,525,693,393	1,177,693,383

See notes to condensed consolidated financial statements.

3

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY - UNAUDITED

As of and for the Six Months Ended June 30, 2018

(in U.S. Dollars)

	Akari Therapeutics, Plc		Additional	Accumulated Other
	Share Capital		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	Loss	Deficit	Total
Shareholders’ Equity, January 1, 2018	1,525,693,393	$22,927,534	$104,799,550	$(236,246)	$(110,336,867)	$17,153,971
Stock-based compensation	-	-	827,939	-	-	827,939
Comprehensive income (loss)	-	-	-	5,611	(9,360,771)	(9,355,160)
Shareholders’ Equity, June 30, 2018	1,525,693,393	$22,927,534	$105,627,489	$(230,635)	$(119,697,638)	$8,626,750

See notes to condensed consolidated financial statements.

4

AKARI THERAPEUTICS, Plc

 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

For the Six Months Ended June 30, 2018 and 2017

(in U.S. Dollars)

	Six Months Ended
	June 30, 2018	June 30, 2017
Cash Flows from Operating Activities:
Net loss	$(9,360,771)	$(12,904,527)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	18,722	22,553
Stock-based compensation	827,939	1,747,671
Changes in fair value of the liability for options and warrants	(2,792,974)	(2,667,788)
Foreign currency exchange (gains) loss	(19,649)	13,052
Changes in operating assets and liabilities:
Increase in assets:
Prepaid expenses and other current assets	(747,101)	(172,022)
(Decrease) increase in liabilities:
Accounts payable and accrued expenses	(773,086)	92,205
Other liabilities	165,201	1,676
Total adjustments	(3,320,948)	(962,653)
Net Cash Used in Operating Activities	(12,681,719)	(13,867,180)

Cash Flows from Investing Activities:
Purchase of property and equipment	-	(36,885)
Redemption of short-term investments	-	10,021,963
Purchase of letter of credit	(379,075)	-
Net Cash (Used in) Provided by Investing Activities	(379,075)	9,985,078

Effect of Exchange Rates on Cash	24,065	(97,828)

Net Decrease in Cash	(13,036,729)	(3,979,930)
Cash, beginning of period	28,106,671	34,098,812
Cash, end of period	$15,069,942	$30,118,882

See notes to condensed consolidated financial statements.

5

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 1 – Nature of Business

Akari Therapeutics, Plc, (the “Company” or “Akari”), formerly Celsus Therapeutics Plc (“Celsus”), is incorporated in the United Kingdom. The Company is a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, assuming that the Company will continue to operate as a going concern. As of June 30, 2018, the Company has an accumulated deficit of $119,697,638, cash of $15,069,942 and negative cash flows from operating activities in the amount of $12,681,719. On October 20, 2017, the Company sold an aggregate of 3,480,000 American Depositary Shares (“ADSs”) representing 348,000,000 ordinary shares, par value £0.01 (“Ordinary Shares”) for gross proceeds of $17.4 million at $5.00 per ADS with issuance costs of approximately $1.7 million. The Company believes its current capital resources are sufficient to support its operations through the end of the second quarter of 2019. On September 26, 2018, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued 30,000,000 Ordinary Shares to Aspire Capital and sold to Aspire Capital 25,000,000 Ordinary Shares for $0.02 per share (equivalent to $2.00 per ADS).

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of June 30, 2018, principal commercial operations have not commenced. The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. In addition, the Company is subject to risks related to a putative class action lawsuit and an SEC investigation.

For the three and six months ended June 30, 2018, the Company reported a net loss of $8,022,196 and $9,360,771, respectively, and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities or there is not a favorable resolution of the putative class action or SEC investigation it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation – The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).  Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments, including normal and recurring adjustments, which the Company considers necessary for the fair presentation of financial information. The results of operations and comprehensive loss for the three and six months ended June 30, 2018 and June 30, 2017, are not necessarily indicative of expected results for the full fiscal year or any other period.

Principles of Consolidation – The condensed consolidated financial statements include the accounts of the Company and Volution Immuno Pharmaceuticals SA, a private Swiss company, (“Volution”), its wholly-owned subsidiary. All intercompany transactions have been eliminated.

Foreign Currency – The functional currency of the Company is U.S. dollars as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

6

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/(losses).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that may affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosure of contingent assets and liabilities. Management’s estimates and judgments include assumptions used in the evaluation of impairment and useful lives of intangible assets (patents), accrued liabilities, deferred income taxes, liabilities related to stock options and warrants, stock-based compensation and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

Fair Value Measurements – The carrying amounts of financial instruments, including cash, restricted cash, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

The Company’s liabilities related to options and warrants relate to equity and debt financing rounds and options related to RPC Pharma Limited (“RPC”), Akari’s majority shareholder, and are recognized on the balance sheet at their fair value, with changes in the fair value accounted for in the Condensed Consolidated Statements of Comprehensive Loss and included in changes in fair value of option/warrant liabilities gain (loss).

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of June 30, 2018 and December 31, 2017.

Restricted cash – Restricted cash is collateral for letters of credit related to the Company’s office leases.

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist principally of VAT receivables and prepaid expenses.

Property and equipment, net – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Depreciation expense for the three and six months ended June 30, 2018 and 2017 was $8,647, $10,952, $17,200 and $21,044, respectively.

Long-Lived Assets – The Company reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the three and six months ended June 30, 2018 and 2017 was $731 and $762 and $1,522 and $1,509, respectively.

7

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Accrued Expenses – As part of the process of preparing the condensed consolidated financial statements, it requires the estimate of accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s condensed consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Research and Development Expenses – Costs associated with research and development are expensed as incurred. Research and development expenses include, among other costs, personnel expenses, costs incurred by outside laboratories, manufacturers’ and other accredited facilities in connection with clinical trials and preclinical studies. Research and development expenses for the three and six months ended June 30, 2018 and 2017 was $5,120,840 and $3,782,185 and $6,129,228 and $9,784,884, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable. In March 2018, the Company realized research and development tax credits of $3,794,094 that was recorded as a credit to research and development costs in the Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2018.

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees, fair value is estimated at the grant date and for non-employees fair value is re-measured at each reporting date as required by ASC 718, “Compensation-Stock Compensation,” and ASC 505-50, “Equity-Based Payments to Non-Employees.” Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amount from one balance sheet date to another to changes in fair value of option/warrant liabilities gain (loss). The Company accounts for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognizes such amounts, upon vesting, in general administrative or research and development expenses within its Condensed Consolidated Statements of Comprehensive Loss.

Concentration of Credit Risk – Financial instruments that subject the Company to credit risk consist of cash. The Company maintains cash with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no significant concentrations of credit risk.

Income Taxes – The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards, and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of June 30, 2018 and December 31, 2017.

8

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

2017 U.S. Tax Reform – On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from 34% to 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. In connection with the initial analysis of the impact of the TCJA, the tax rate change resulted in (i) a reduction in the gross amount of the Company’s deferred tax assets recorded as of December 31, 2017, without an impact on the net amount of its deferred tax assets, which are reported with a full valuation allowance, and (ii) no income tax expense or benefit being recognized as of the enactment date of the TCJA.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 Accounting for Uncertainty in Income Taxes, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 Accounting for Uncertainty in Income Taxes, an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as income tax expense. As of June 30, 2018 and December 31, 2017, the Company had no uncertain tax positions.

Comprehensive Loss – Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at June 30, 2018:

Balance January 1, 2018	$(236,246)

Net current period other comprehensive income	5,611

Balance June 30, 2018	$(230,635)

Recent Accounting Pronouncements -

Adopted –

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. On July 9, 2015, the FASB voted to defer the effective date by one year to December 15, 2017 for interim and annual reporting periods beginning after that date.

9

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

When effective, ASU 2014-09 prescribes either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients; or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).  The Company adopted ASU 2014-09 using the modified retrospective method and since the Company is pre-revenue the adoption did not have any impact on its financial statements. The future impact of ASU 2014-09 will be dependent on the nature of the Company’s future revenue contracts and arrangements, if any.

Not yet adopted –

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of its pending adoption of the new standard on its condensed consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including presentation of cash flows relating to contingent consideration payments, proceeds from the settlement of insurance claims, and debt prepayment or debt extinguishment costs, among other matters. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If adopted in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of this guidance is required to be applied using a retrospective transition method to each period presented, unless impracticable to do so. The Company does not believe the adoption of this standard will have a material impact on its condensed statements of cash flows or related financial statement disclosures.

In October 2016, the FASB issued ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory. This guidance removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This guidance is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. This guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its condensed consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning and ending total amounts shown on the statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 and should be applied using a retrospective transition method to each period presented. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company has not yet determined the timing of adoption. The Company currently presents changes in restricted cash within investing activities and so the adoption of this guidance will result in changes in net cash flows from investing activities and to certain beginning and ending cash and cash equivalent totals shown on Condensed Consolidated Statements of Cash Flows. The Company does not believe the adoption of this standard will have a material impact on its financial position, results of operations or related financial statement disclosures.

10

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements

Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash, restricted cash, accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -           quoted prices in active markets for identical assets or liabilities;

Level 2 -         inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -           unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following represents assets that are recorded at carrying value which equals fair value:

	June 30, 2018		December 31, 2017
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $	Fair Value Levels	Reference

Cash	15,069,942	15,069,942	28,106,671	28,106,671	1	Note 2
Restricted cash	521,408	521,408	142,235	142,235	1	Note 2

In accordance with ASC No. 820, the Company measures its liabilities related to options and warrants on a recurring basis at fair value. The liabilities related to options and warrants are classified within Level 3 value hierarchy because the liabilities are based on present value calculations and external valuation models whose inputs include market interest rates, estimated operational capitalization rates, volatilities and illiquidity. Unobservable inputs used in these models are significant.

Warrants to purchase 5,806,280 Ordinary Shares had full ratchet anti-dilution protection (which would be triggered by a share or warrant issuance at less than $0.18945 price share or exercise price per share). As of June 30, 2018 and December 31, 2017, the fair value of the warrants was $0 and $0, respectively. The warrants expired on April 4, 2017.

The Company accounts for the liability warrants issued in accordance with ASC 815, Derivatives and Hedging as a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company’s Condensed Consolidated Statements of Comprehensive Loss as a change in fair value of option/warrant liabilities gain (loss).

11

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements (cont.)

In June 2015, the Company raised short-term working capital in the form of loans from shareholders of approximately $3 million with the loans carrying with it, options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. RPC is a private company that is a majority shareholder of the Company. The RPC options were accounted for in accordance with ASC 718, Compensation – Stock Compensation. The fair value of the RPC options was estimated using the fair value of Akari Ordinary Shares times RPC’s ownership in Akari Ordinary Shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. The exact terms of these options have not been finalized.

The fair value of the RPC options was $2,288,361 and $5,081,335 as of June 30, 2018 and December 31, 2017, respectively. The fair value of the RPC options for the three-month periods ended June 30, 2018 and 2017 increased by $152,557 and decreased by $6,999,529, respectively, and the fair value of the RPC options for the six-month periods ended June 30, 2018 and 2017 decreased by $2,792,974 and $2,667,788, respectively, and the change which represents a gain (loss), respectively, was recognized as change in fair value of option/warrant liabilities gain (loss) in the Condensed Consolidated Statements of Comprehensive Loss. The Company accounts for the RPC options as a liability in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following instruments as of the following dates:

	June 30,	December 31,
	2018	2017
RPC options	2,288,361	5,081,335
Liabilities related to stock options	$2,288,361	$5,081,335

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities related to stock options and warrants
Balance at December 31, 2016	$7,662,808

Changes in values of liabilities related to options and warrants	(2,667,788)

Balance at June 30, 2017	$4,995,020

Fair value of liabilities related to stock options and warrants
Balance at December 31, 2017	$5,081,335

Changes in values of liabilities related to options and warrants	(2,792,974)

Balance at June 30, 2018	$2,288,361

12

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity

Share Capital – The Company has 10,000,000,000 Ordinary Shares of authorized capital and 1,525,693,383 Ordinary Shares outstanding at June 30, 2018 and December 31, 2017.

On June 26, 2017, previously issued Deferred B Shares and Deferred C Shares were converted into 10 Ordinary Shares.

On October 20, 2017, the Company issued an aggregate of 3,480,000 ADSs representing 348,000,000 Ordinary Shares for gross proceeds of $17.4 million with issuance costs of approximately $1.7 million generating net proceeds of approximately $15.7 million.

Share option plan – In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”) the number of shares that may be issued upon exercise of options under the Plan, shall not exceed 141,142,420 Ordinary Shares. As of June 30, 2018, 77,580,422 Ordinary Shares are available for future issuance under the Plan. The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

The following is a summary of the Company’s share option activity and related information for employees and directors for the period ended June 30, 2018:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding as of January 1, 2018	89,836,998	$0.15		8.8	$266,011
Changes during the period:
Granted	2,600,000	$0.03	$0.02
Forfeited	(28,875,000)	$0.04	$0.03
Options outstanding at June 30, 2018	63,561,998	$0.19		8.0	$-
Exercisable options at June 30, 2018	33,082,488	$0.25		7.7	$-

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development expenses within its Condensed Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The Company measures equity-classified awards at their grant date fair value and does not subsequently remeasure them. The Company has classified its stock-based payments which are settled in ordinary shares as equity-classified awards and share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amounts from one balance sheet date to another to stock-based compensation expense.

13

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

Below are the assumptions used for the options granted during the six months ended June 30, 2018 and 2017.

	June 30, 2018	June 30, 2017
Expected dividend yield	0%	0%
Expected volatility	82.23%	78.77%-79.89%
Risk-free interest	2.49%	1.21%-2.02%
Expected life	6.25 years	5.5-6.25 years

The following is a summary of the Company’s share options granted separated into ranges of exercise price:

Exercise price (range) ($)	Options outstanding at March 31, 2018	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at March 31, 2018	Remaining contractual life (years for exercisable options)	Weighted average exercise price ($)
0.03-0.19	41,963,351	8.40	0.10	17,840,033	7.83	0.15
0.32	21,053,647	7.22	0.32	14,697,455	7.22	0.32
0.60-0.75	170,000	5.77	0.69	170,000	5.77	0.69
1.56-2.00	375,000	4.55	1.79	375,000	4.55	1.79
	63,561,998			33,082,488

During the six-month periods ended June 30, 2018 and 2017, the Company recorded approximately $828,000 and $1,748,000, respectively, in stock-based compensation expenses for employees and directors. At June 30, 2018, there was approximately $2,024,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over 1.8 years.

Warrants to service providers and investors – The warrants outstanding at June 30, 2018, classified as equity, were issued in connection with several private placements of the Company as follows:

Grant date	Number of warrants	Exercise Price	Expiration date
2013 warrants	22,575	$2.00	September 10, 2018-September 17, 2018

During the six months ended June 30, 2018, 376,585 warrants to purchase Ordinary Shares expired.

NOTE 5 – Related Party Transactions

Office Lease – A director of the Company is also the CEO of The Doctors Laboratory (“TDL”).  The Company leases its UK office space from TDL and has incurred expenses of approximately $72,000 and $67,000 plus VAT during the six months ended June 30, 2018 and 2017, respectively.

Consulting – A director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $36,000 during the six months ended June 30, 2018 relating to these consulting services.

14

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 6 – Loss Per Share

Basic loss per Ordinary Share is computed by dividing net loss available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the sum of (1) the weighted-average number of Ordinary Shares outstanding during the period, (2) the dilutive effect of the assumed exercise of share options using the treasury stock method, and (3) the dilutive effect of other potentially dilutive securities.

	Three Months Ended June 30,		Six Months Ended June 30,
Loss per share	2018	2017	2018	2017
Company posted	Net loss	Net loss	Net loss	Net loss
Basic weighted average shares outstanding	1,525,693,393	1,177,693,383	1,525,693,393	1,177,693,383
Dilutive effect of Ordinary Share equivalents	None	None	None	None
Dilutive weighted average shares outstanding	1,525,693,393	1,177,693,383	1,525,693,393	1,177,693,383
Loss per common share (basic and diluted)	$0.01	$0.00	$0.01	$0.01

For purposes of the diluted net loss per share calculation, share options and warrants are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented due to the Company’s net loss position.

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Total share options	63,561,998	72,517,385
Total warrants-equity classified	22,575	1,123,523
Total warrants-liability classified	-	-
Total share options and warrants	63,584,573	73,640,908

NOTE 7 – Contingencies

Loss contingencies - On April 27, 2017, the Company issued a press release stating that Edison Investment Research Ltd. (“Edison”) has withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”) because it contains material inaccuracies, including without limitation, with respect to the Company’s interim analysis of its ongoing Phase II PNH trial of Coversin. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to the Company’s press release issued on April 24, 2017 that discusses the interim analysis of the Company’s then ongoing Phase II PNH trial and other matters. The Company’s Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of its personnel with the Edison Report, which was later retracted. Edison was retained by the Company to produce research reports about the Company. While that review was pending, Dr. Gur Roshwalb, the Company’s former Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence. Following that review, the Company determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of the Company’s Board of Directors, effective immediately.

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, its former Chief Executive Officer and its Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), based primarily on the Company’s press releases or statements issued between April 24, 2017 and May 11, 2017 concerning the Phase II PNH trial of Coversin and the Edison Report about the Company and actions taken by it after the report was issued. The purported class covers the period from March 30, 2017 to May 11, 2017. The complaint seeks unspecified damages and costs and fees. On May 19, 2017, an almost identical class action complaint captioned

15

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2018

(in U.S. Dollars)

NOTE 7 – Contingencies (cont.)

Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court. On July 11-12, 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff. On August 10, 2017, the court issued a stipulated order: (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation (Case 1:17-cv-03577); and (ii) setting out schedule for plaintiffs to file a consolidated amended complaint and defendants to respond thereto.

By order dated September 7, 2017, the court appointed lead plaintiffs for the class and lead plaintiffs’ counsel. On November 6, 2017, lead plaintiffs filed a consolidated amended complaint (the “CAC”). While the CAC contains similar substantive allegations to the initial complaints, it adds two additional defendants, Ray Prudo and Edison Investment Research Ltd., and the purported class period was changed to April 24, 2017 through May 30, 2017. On January 10, 2018, at a hearing regarding the defendants’ impending motions to dismiss the CAC, the Court gave plaintiffs permission to file a second consolidated amended complaint (the “SCAC”) and established a briefing schedule for defendants’ motions to dismiss the SCAC.  Pursuant to that schedule, plaintiffs’ SCAC was filed on January 31, 2018. All briefing on the motions to dismiss was completed on April 20, 2018.

On May 9, 2018, the parties engaged in a mediation session and came to an agreement in principle to settle the dispute. On June 8, 2018, the parties entered into a memorandum of understanding. A memorandum of understanding is not a definitive settlement agreement, which must be approved by the Court. By the terms of the memorandum, the parties agreed in principle to a total payment of $2.7 million in cash.  The Company recorded the $2.7 million CAC litigation settlement loss in the Condensed Consolidated Statement of Comprehensive Loss in the year ended December 31, 2017, which is the period in which the lawsuits were originally filed. The $2.7 million CAC settlement liability is recorded as a loss contingency in accrued expenses in the Company's Condensed Consolidated Balance Sheets as of June 30, 2018 and as of December 31, 2017. The Company expects the full amount of the litigation settlement loss to be covered by its directors’ and officers’ liability insurance. On July 26, 2018, plaintiffs filed a notice with the Court voluntarily dismissing Edison from the action. On August 3, 2018, the remaining parties executed and filed a stipulation and agreement of settlement (the terms of which were consistent with the memorandum of understanding), and plaintiffs filed a motion seeking preliminary approval of the parties’ settlement. The Court issued an order on August 7, 2018 granting plaintiffs’ motion for preliminary approval of the settlement, and set a settlement conference for November 21, 2018. On August 24, 2018, the Company received a $2.7 million payment from its directors’ and officers’ liability insurance provider, the sum of which was paid to an escrow account for the benefit of the settlement class on August 27, 2018.

Separately, Edison has sought indemnification from the Company pursuant to its contract with the Company, including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant on November 6, 2017) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have come to an agreement in principle to settle the dispute. The settlement amount is expected to be immaterial to the Company’s operations and future cash flows. The parties are in continued discussions regarding finalizing a settlement.

The Company voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of its special committee’s investigation. In response, the SEC requested certain documents from the Company with respect to the matters it reported. The Company is cooperating with the SEC’s requests for information. On June 5, 2018, the Company received a subpoena from the SEC, which requested further documents and information primarily related to the Company’s Phase II clinical trial of Coversin in connection with an investigation of the Company that the SEC is conducting. The Company is in the process of responding to the subpoena and will continue to cooperate with the SEC.

NOTE 8 – Subsequent Events

On September 26, 2018, the Company entered into a Purchase Agreement with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued 30,000,000 Ordinary Shares to Aspire Capital and sold to Aspire Capital 25,000,000 Ordinary Shares for $0.02 per share (equivalent to $2.00 per ADS) (see Note 1).

16